Hongli Group Inc.

January 28, 2022

Via Edgar

Mr. Jeff Kauten

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hongli Group Inc.
Registration Statement on Form F-1
Filed on December 30, 2021
File No. 333-261945

Dear Mr. Jeff Kauten:

This letter is in response to the letter dated January 11, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Cover Page

1. Please state on the cover page whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Also, where you discuss how cash is transferred through your organization provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comments, we added the disclosure on the cover page of the Registration Statement.

2. Please disclose that your VIE contracts have not been tested in court.

Response: In response to the Staff’s comments, we added the disclosure on the cover page of the Registration Statement to state that, as of the date of this prospectus, the agreements under the Contractual Arrangement have not been tested in any courts in the PRC.

Risk Factors

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect..., page 34

3.  You state here that the VIE shareholders' interest in the company will be diluted as a result of offering. Please revise to disclose the percentage ownership that your VIE shareholders will have in the company following the offering and include a discussion of the relationships of the VIE and company's controlling shareholders.

Response: In response to the Staff’s comments, we revised the disclosure on page 38 of the Registration Statement.

General

4. Please update your financial statements or file the necessary representations as to why such updates are not necessary as an exhibit to this filing. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

Response: In response to the Staff’s comments, we filed the Request for Waiver of Item 8.A.4 of Form 20-F as exhibit 99.6 to the Registration Statement.

5. You state throughout the filing that Hongli Shangdon expects to finalize the negotiations and enter into a loan agreement with Bank of Weifang by the end of fiscal 2021. Please disclose the current status of this loan and any impact on your anticipated use of proceeds and liquidity.

Response: In response to the Staff’s comments, we revised our disclosure on page 31, 64, 85 86, and 108 and F-52 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[signature page follows]

Very truly yours,

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

CC:	Arila Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]